UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 9)

                               Candela Corporation
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         Common Stock Purchase Warrants
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                         (Title of Class of Securities)

                                   136 907 102
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                                 (CUSIP Number)

                              Robert Earl Dornbush
                               104 Cypress Avenue
                   Kentfield, California 94904 (415) 457-1930
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 23, 1999
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or 4, check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

            NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

-------------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 136-907-102                 13D/A                          Page 2 of 5



                                  SCHEDULE 13D

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(1)             NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Robert Earl Dornbush


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(2)             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [  ]
                                                                        (b) [  ]
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(3)             SEC USE ONLY



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(4)             SOURCE OF FUNDS*




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(5)             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
                IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [  ]



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(6)             CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S. Citizen
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                ----------------------------------------------------------------
NUMBER OF       (7)       SOLE VOTING POWER
SHARES
BENEFICIALLY              312,835 shares
OWNED BY EACH
REPORTING
PERSON WITH
                ----------------------------------------------------------------

                (8)       SHARED VOTING POWER

                          None

                ----------------------------------------------------------------

                (9)       SOLE DISPOSITIVE POWER

                          312,835 shares

                ----------------------------------------------------------------

                (10)      SHARED DISPOSITIVE POWER

                          None


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 (11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                312,835 Shares


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(12)            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                    [  ]


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(13)            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                4.37%

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(14)            TYPE OF REPORTING PERSON*

                IN
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               *SEE INSTRUCTIONS BEFORE FILING OUT!
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CUSIP NO. 136-907-102                 13D/A                          Page 3 of 5


                                  SCHEDULE 13D

                         AMENDMENT NO. 9 TO SCHEDULE 13D

 Item 1.    Security and Issuer.

            The report to the Securities and Exchange Commission on Schedule 13D filed by Kirk Terry Dornbush and Robert Earl Dornbush on June 26, 1992 is hereby amended. Such Schedule 13D has been previously amended by Amendment No. 1 thereto filed August 21, 1992, Amendment No. 2 thereto filed September 9, 1992, Amendment No. 3 thereto, filed October 27, 1993, Amendment No. 4, thereto filed December 7, 1993, Amendment No. 5 thereto filed March 24, 1994, Amendment No. 6 filed December 13, 1994, Amendment No. 7 thereto, filed May 25, 1999, and Amendment No. 8 filed June 14, 1999. Such Schedule 13D, as so amended, (including by the amendments made pursuant to this Amendment No. 9), is referred to as the "Schedule 13D." The Schedule 13D relates to the common stock, par value $0.01 per share (the "Stock"), options to purchase shares, and the Common Stock Purchase Warrants (the "Warrants"), of Candela Corporation, a Delaware corporation (the "Company"), CUSIP Number 136 907 102. The Company's principal business location is 530 Boston Post Road, Wayland, MA 01778.

 Item 4.    Purpose of Transaction.

            Item 4 of the Schedule 13D is hereby amended and restated as follows:

            Robert Earl Dornbush was appointed to the Board of Directors of the Company in January 1995. Mr. Dornbush resigned as a member of the board of directors of the Company on July 16, 1999. On or about August 2, 1999, Mr. Dornbush exercised all 22,500 vested stock options granted to him. Mr. Dornbush now beneficially owns 312,835 shares, which includes 2,000 shares held pursuant to Warrants.

            On July 23, 1999, the Company's registration statement on Form S-1 ("Registration Statement") was declared effective. Pursuant to that registration statement, the Company registered 2,430,000 shares of Common Stock of which 1,499,854 shares are being offered by the Company and 930,146 are being offered by certain stockholders of the company. By virtue of the Company's sale of the 1,499,854 shares registered with the Commission, the Company now has 7,153,105 shares outstanding. Therefore, Mr. Dornbush now beneficially owns 4.37% of the Company's stock. Mr. Dornbush may, as permitted by law and as market conditions permit, sell some or all of his shares. His decision as to whether and when to sell shares (including any shares obtained pursuant to the exercise of the Warrants) wil depend on market conditions, his continuing evaluation of the business and prospects of the Company and many other factors. Mr. Dornbush also may, in the future, based on these factors, decide to purchase shares of the Company. Mr. Dornbush is not a member of any group for reporting purposes.

            Except as otherwise stated herein, Mr. Dornbush has no present plans which relate to or would result in:

            (a) An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

            (b) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;




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CUSIP NO. 136-907-102                 13D/A                          Page 4 of 5


            (c) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

            (d) Any material change in the present capitalization or dividend policy of the Company;

            (e) Any other material change in the Company's business or corporate structure;

            (f) Changes in the Company's charter, by-laws or instruments corresponding thereto or other action which may impede the acquisition or control of the Company by any person;

            (g) Causing a class of securities of the Company to be delisted from a National Securities Exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of any registered national securities association,

            (h) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934, as amended; or

            (i) Any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

            Mr. Dornbush now owns 312,835 shares of Stock, or 4.37% of the class.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

            There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Dornbush and any other person with respect to any securities of the issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

                  None









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CUSIP NO. 136-907-102                 13D/A                          Page 5 of 5




                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          August 9, 1999



                                          /s/ Robert E. Dornbush
                                          ----------------------
                                          Robert Earl Dornbush